November 24, 2010

Michael R. Clampitt

Senior Attorney Advisor

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Fulton Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2010 File No. 000-10587

Dear Mr. Clampitt:

Fulton Financial Corporation (the “Company”) submits this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 17, 2010 relating to the above-referenced filings. In this letter, we have recited the comments from the staff in bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Exhibits and Financial Statement Schedules, page 102

1.	We note your response to comment 4 in our letter dated June 28, 2010 and we are unable to agree with your analysis. Item 601(b)(10)(iii)(A) of Regulation S-K provides that if a plan is not set forth in any formal document, a written description of the plan shall be filed. Please file a written description of the Variable Compensation Plan as an exhibit to your next periodic report.

Response – A written description of the Company’s Variable Compensation Plan will be included as an exhibit to our next periodic report.

Michael R. Clampitt

Securities and Exchange Commission

November 24, 2010

Fulton Financial Corporation hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions, please do not hesitate to call myself at 717-291-2473 or Ms. Betsy Chivinski, Corporate Controller, at 717-291-2689.

Sincerely,

/s/ Charles J. Nugent
Charles J. Nugent
Senior Executive Vice President and Chief Financial Officer